Exhibit 2.2.2

                          AMENDMENT TO CORPORATE BYLAWS
                           OF TRAFFIC TECHNOLOGY, INC.

     The Board of Directors of traffic Technology, Inc. ("TTI") hereby resolve and agree to amend ARTICLE III, SECTION 8, of its Bylaws by adding the following paragraphs following the existing paragraph in that Section.

     The confidentiality of the discussions, deliberations and decisions of the Board of Directors of the Company is of utmost importance. All communications and/or disclosure regarding those matters shall only be made by either the (1) President of the Company or other officer designated by the Board of Directors; or (2) in the case of any shareholder requesting information about such matters, by the Secretary providing that shareholder with a copy of the official Minutes of any meetings of the Board requested by that shareholder.

     Each member of the Board of Directors shall sign a Confidentiality Agreement promptly after the commencement of his or her service on the Board. Failure by any member of the Board of Directors to maintain the discussions, deliberations, decisions and other matters that come before the Board in the strictest confidence of the disclosure of any such matters by a Board member in any manner other that as set forth specifically above, shall constitute cause for the immediate removal of that person from the Board of Directors upon a majority vote of the remaining members of the Board. Refusal to execute the Confidentiality Agreement shall also constitute cause for removal of that person from the Board upon a majority vote of the remaining members of the Board.

     I hereby certify that the foregoing bylaws amendment was ratified and adopted by the Board of Directors of the Corporation on January 11, 2001.


/s/ Richard Bourke
----------------------------
Richard Bourke, Secretary